Mail Stop 4561
      June 28, 2005

Kathryn L. Hale
Chief Financial Officer
Amerivest Properties Inc.
1780 South Bellaire Street, Suite 100
Denver, Colorado 80222

	Re:	Amerivest Properties Inc.
		Form 10-K for Fiscal Year Ended December 31, 2004
		Form 10-Q for Fiscal Quarter Ended March 31, 2005
		File No. 1-14462

Dear Ms. Hale:

      We have reviewed your filings and have the following comments.
We have limited our review to only the issues addressed below and will make no further review of your documents. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2004

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 29

Results of Operations, page 30

Same Store Property Results

1. Reference is made to your presentation of net operating income on a same store basis. Since net income on a same store basis is not a reported measure under GAAP, please advise us how you determined this is a reconcilable measure under Item 10(e) of Regulation S-K. In addition, you should advise us how you have complied with the disclosure requirements under Item 10(e).

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on Edgar.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Thomas Flinn, Staff Accountant, at (202)
551-
3469 or the undersigned at (202) 551-3413 if you have questions.
      			Sincerely,


      Cicely D. Luckey
      Accounting Branch Chief





Ms. Kathryn L. Hale
Amerivest Properties Inc.
June 28, 2005
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